EXHIBIT 99.1

Interim Financial Statements of
(Unaudited)

ACASTI PHARMA INC.

Three-month and six-month periods ended August 31, 2012 and 2011

ACASTI PHARMA INC.
Interim Financial Statements
(Unaudited)

Three-month and six-month periods ended August 31, 2012 and 2011

Financial Statements
Interim Statements of Financial Position	1
Interim Statements of Earnings and Comprehensive Loss	2
Interim Statements of Changes in Equity	3
Interim Statements of Cash Flows	4
Notes to Interim Financial Statements	5

Notice:

These interim financial statements have not been reviewed by an auditor.

ACASTI PHARMA INC.
Interim Statements of Financial Position
(Unaudited)

As of August 31, 2012 and February 29, 2012

	August 31,	February 29,
	2012	2012

Assets

Current assets:
Cash	$1,093,587	$1,589,810
Short-term investments	4,065,279	5,542,764
Trade and other receivables	701,184	442,718
Receivable from corporation under common control	49,658	49,658
Tax credits receivable	698,366	590,402
Inventories	462,108	599,456
Prepaid expenses	34,614	41,650
	7,104,796	8,856,458

Equipment	23,204	27,164
Intangible assets	6,523,575	6,845,238

Total assets	$13,651,575	$15,728,860

Liabilities and Equity

Current liabilities:
Trade and other payables	$826,187	$995,662
Payable to parent corporation (note 6)	417,069	214,772
Royalties payable to parent corporation (note 5)	175,377	49,084
Total liabilities	1,418,633	1,259,518

Equity:
Share capital (note 3 (a))	28,664,938	28,614,550
Warrants and rights (note 3 (b))	384,376	313,315
Contributed surplus	(335,854)	(1,306,451)
Deficit	(16,480,518)	(13,152,072)
Total equity	12,232,942	14,469,342

Total liabilities and equity	$13,651,575	$15,728,860

See accompanying notes to unaudited interim financial statements.

ACASTI PHARMA INC.
Interim Statements of Earnings and Comprehensive Loss
(Unaudited)

Three-month and six-month periods ended August 31, 2012 and 2011

	Three-month periods ended		Six-month periods ended
	August 31,		August 31,
	2012	2011	2012	2011

Revenue from sales	$237,314	$–	$250,972	$–
Cost of sales	(123,739)	–	(128,299)	–
Gross profit	113,575	–	122,673	–

Revenue from research contracts	–	32,987	–	115,966
General and administrative expenses	(1,094,179)	(855,204)	(2,162,807)	(1,504,831)
Research and development expenses, net of tax credits of $33,796 and $107,964 (2011 - $(13,979) and $16,677)	(761,135)	(903,907)	(1,320,859)	(1,356,121)
Results from operating activities	(1,741,739)	(1,726,124)	(3,360,993)	(2,744,986)

Interest income	15,938	6,632	23,137	15,392
Finance costs	(419)	(4,359)	(1,288)	(4,744)
Foreign exchange (loss) gain	(26,246)	(131)	10,698	(12,947)
Net finance (expense) income	(10,727)	2,142	32,547	(2,299)

Net loss and total comprehensive loss for the period	$(1,752,466)	$(1,723,982)	$(3,328,446)	$(2,747,285)

Basic and diluted loss per share	$(0.02)	$(0.03)	$(0.05)	$(0.04)

Weighted average number of shares outstanding	72,705,133	64,497,718	72,681,730	63,865,755

See accompanying notes to unaudited interim financial statements.

ACASTI PHARMA INC.
Interim Statements of Changes in Equity
(Unaudited)

Six-month periods ended August 31, 2012 and 2011

	Share capital		Warrants	Contributed
	Number	Dollar	and rights	surplus	Deficit	Total

Balance, February 29, 2012	72,636,888	$28,614,550	$313,315	$(1,306,451)	$(13,152,072)	$14,469,342

Net loss and total comprehensive loss for the period	–	–	–	–	(3,328,446)	(3,328,446)
	72,636,888	28,614,550	313,315	(1,306,451)	(16,480,518)	11,140,896

Transactions with owners, recorded directly in equity
Contributions by and distribution to owners
Share-based payment transactions	–	–	71,061	981,573	–	1,052,634
Warrants exercised	103,150	30,848	–	(5,061)	–	25,787
Share options exercised	20,000	19,540	–	(5,915)	–	13,625
Total contributions by and distribution to owners	123,150	50,388	71,061	970,597	–	1,092,046

Balance at August 31, 2012	72,760,038	$28,664,938	$384,376	$(335,854)	$(16,480,518)	$12,232,942

Balance, February 28, 2011	59,174,444	$12,174,901	$–	$181,074	$(6,651,139)	$5,704,836

Net loss and total comprehensive loss for the period	–	–	–	–	(2,747,285)	(2,747,285)
	59,174,444	12,174,901	–	181,074	(9,398,424)	2,957,551

Transactions with owners, recorded directly in equity
Contributions by and distribution to owners
Conversion of convertible redeemable shares	5,260,000	4,052,000	–	–	–	4,052,000
Share-based payment transactions	–	–	–	447,742	–	447,742
Warrants exercised	126,250	41,250	–	(7,813)	–	33,437
Share options exercised	25,000	6,250	–	–	–	6,250
Issuance of rights	–	–	2,490,280	(2,490,280)	–	–

Total contributions by and distribution to owners	5,411,250	4,099,500	2,490,280	(2,050,351)	–	4,539,429

Balance at August 31, 2011	64,585,694	$16,274,401	$2,490,280	$(1,869,277)	$(9,398,424)	$7,496,980

See accompanying notes to unaudited interim financial statements.

ACASTI PHARMA INC.
Interim Statements of Cash Flows
(Unaudited)

Three-month and six-month periods ended August 31, 2012 and 2011

	Three-month periods ended		Six-month periods ended
	August 31,		August 31,
	2012	2011	2012	2011

Cash flows from operating activities:
Net loss for the period	$(1,752,466)	$(1,723,982)	$(3,328,446)	$(2,747,285)
Adjustments:
Depreciation of equipment	1,989	2,683	3,960	5,369
Amortization of intangible assets	164,286	164,288	328,572	328,572
Stock-based compensation	523,007	299,449	1,052,634	447,742
Net finance expense (income)	10,727	(2,142)	(32,547)	2,299
Foreign exchange loss	(26,246)	(131)	10,698	(12,947)
Foreign exchange loss (gain) on cash	18,367	–	(3,314)	–
	(1,060,336)	(1,259,835)	(1,968,443)	(1,976,250)

Changes in non-cash operating working capital items:
Trade and other receivables	(144,998)	(281,669)	(258,466)	(253,825)
Receivable from corporation under common control	–	(3,495)	–	(28,227)
Inventories	122,987	(96,975)	137,348	(389,969)
Tax credits receivable	(33,796)	(38,990)	(107,964)	92,792
Prepaid expenses	(6,384)	5,693	7,036	(21,474)
Trade and other payables	1,808	324,100	(169,475)	445,406
Payable to parent corporation	(346,319)	661,358	202,297	975,846
Royalties payable to parent corporation	86,864	57,716	126,293	108,219
	(319,838)	627,738	(62,931)	928,768

Net cash used in operating activities	(1,380,174)	(632,097)	(2,031,374)	(1,047,482)

Cash flows from investing activities:
Acquisition of intangible assets	(6,909)	–	(6,909)	–
Interest received	285	6,632	622	15,392
Maturity of short-term investments	1,250,000	501,284	1,500,000	992,604
Net cash from investing activities	1,243,376	507,916	1,493,713	1,007,996

Cash flows from financing activities:
Proceeds from exercise of warrants and options	26,125	39,687	39,412	39,687
Interest paid	(419)	(4,358)	(1,288)	(4,743)
Net cash from financing activities	25,706	35,329	38,124	34,944

Foreign exchange (loss) gain on cash held in foreign currencies	(18,367)	–	3,314	–
Net decrease in cash	(129,459)	(88,852)	(496,223)	(4,542)

Cash, beginning of period	1,223,046	406,493	1,589,810	322,183

Cash, end of period	$1,093,587	$317,641	$1,093,587	$317,641

See accompanying notes to unaudited interim financial statements.

ACASTI PHARMA INC.
Notes to Interim Financial Statements
(Unaudited)

Three-month and six-month periods ended August 31, 2012 and 2011

1.	Reporting entity

Acasti Pharma Inc. (the "Corporation") is incorporated under the Business Corporations Act (Québec) (formerly Part 1A of the Companies Act (Québec)).  The Corporation is domiciled in Canada and its registered office is located at 545 Promenade du Centropolis, Laval, Québec, H7T 0A3.  The Corporation is a majority-owned subsidiary of Neptune Technologies and Bioressources Inc. (“Neptune”).

On August 7, 2008, the Corporation commenced operations after having acquired from Neptune an exclusive worldwide license to use its intellectual property to develop, clinically study and market new pharmaceutical products to treat human cardiovascular conditions.  Neptune’s intellectual property is related to the extraction of particular ingredients from marine biomasses, such as krill.  The eventual products are aimed at applications in the over-the-counter medicine, medical foods and prescription drug markets.

Operations essentially consist in the development of new products and the conduct of clinical research studies on animals and humans.  Almost all research and development, administration and capital expenditures incurred by the Corporation since the start of the operations are associated with the project described above.

The Corporation is subject to a number of risks associated with the successful development of new products and their marketing, the conduct of its clinical studies and their results, the meeting of development objectives set by Neptune in its license agreement, and the establishment of strategic alliances. The Corporation will have to finance its research and development activities and its clinical studies. To achieve the objectives of its business plan, the Corporation plans to establish strategic alliances, raise the necessary capital and make sales. It is anticipated that the products developed by the Corporation will require approval from the U.S Food and Drug Administration and equivalent organizations in other countries before their sale can be authorized.

2.	Basis of preparation

(a)	Statement of compliance:

These interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board, on a basis consistent with those accounting policies followed by the Corporation in the most recent audited annual financial statements. These condensed interim financial statements have been prepared under IFRS in accordance with IAS 34, Interim Financial Reporting.  Certain information, in particular the accompanying notes, normally included in the annual financial statements prepared in accordance with IFRS, have been omitted or condensed. Accordingly the condensed interim financial statements do not include all of the information required for full annual financial statements, and therefore, should be read in conjunction with the audited financial statements and the notes thereto for the year ended February 29, 2012.

(b)	Basis of measurement:

The Corporation has incurred operating losses and negative cash flows from operations since inception.  As at August 31, 2012, the Corporation’s current liabilities and expected level of expenses in the research and development phase of its drug candidate significantly exceed current assets.  The Corporation’s liabilities at August 31, 2012 include amounts due to Neptune of $592,446.  The Corporation plans to rely on the continued support of Neptune to pursue its operations, including obtaining additional funding, if required.  The continuance of this support is outside of the Corporation’s control.  If the Corporation does not receive the continued financial support from its parent or the Corporation does not raise additional funds, it may not be able to realize its assets and discharge its liabilities in the normal course of business.  As a result, there exists a material uncertainty that may cast significant doubt about the Corporation’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business.

The financial statements have been prepared on a going concern basis, which assumes the Corporation will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the ordinary course of business.  These financial statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported revenues and expenses that may be necessary if the going concern basis was not appropriate for these financial statements should the Corporation not receive additional financing from Neptune or other sources.

The financial statements have been prepared on the historical cost basis.

ACASTI PHARMA INC.
Notes to Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2012 and 2011

2.	Basis of preparation (continued):

(c)	Functional and presentation currency:

These financial statements are presented in Canadian dollars, which is the Corporation’s functional currency.

(d)	Use of estimates and judgements:

The preparation of the financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates are based on the management’s best knowledge of current events and actions that the Corporation may undertake in the future. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Critical judgements in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements include the following:

•	The use of the going concern basis (note 2 (b)).

Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year include the following:

•	Measurement of stock-based compensation.

Also, the Corporation uses its best estimate to determine which research and development ("R&D") expenses qualify for R&D tax credits and in what amounts.  The Corporation recognizes the tax credits once it has reasonable assurance that they will be realized.  Recorded tax credits are subject to review and approval by tax authorities and therefore, could be different from the amounts recorded.

3.	Capital and other components of equity:

(a)	Share capital:

Authorized capital stock:

Unlimited number of shares:

➢	Class A shares, voting (one vote per share), participating and without par value

➢
Class B shares, voting (ten votes per share), non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares.  Class B shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class B shares are redeemable at the holder’s discretion for $0.80 per share, subject to certain conditions.

➢
Class C shares, non-voting, non-participating, without par value and maximum annual non-cumulative dividend of 5% on the amount paid for said shares.  Class C shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class C shares are redeemable at the holder’s discretion for $0.20 per share, subject to certain conditions.

➢
Class D and E shares, non-voting, non-participating, without par value and maximum monthly non-cumulative dividend between 0.5% and 2% on the amount paid for said shares.  Class D and E shares are convertible, at the holder’s discretion, into Class A shares, on a one-for-one basis, and Class D and E shares are redeemable at the holder’s discretion, subject to certain conditions.

ACASTI PHARMA INC.
Notes to Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2012 and 2011

3.	Capital and other components of equity (continued):

(a)      Share capital (continued):

		Class A shares
		(classified as equity)

	Number
	outstanding	Amount

Balance August 31, 2012	$72,760,398	28,664,938
Balance February 29, 2012	72,636,888	28,614,550

(b)      Warrants:

The warrants of the Corporation are composed of the following as at August 31, 2012 and February 29, 2012:

		August 31, 2012		February 29, 2012

	Number		Number
	outstanding	Amount	outstanding	Amount

Equity
Series 4 warrants	5,682,350	$–	5,785,500	$–
Private placement warrants
Series 6 warrants	375,000	306,288	375,000	306,288
Series 7 warrants	375,000	78,088	375,000	7,027
	6,432,350	$384,376	6,535,500	$313,315

Series 4 allows the holder to purchase one Class A share for $0.25 per share until October 8, 2013.

Series 6 allows the holder to purchase one Class A share for $1.50 per share until February 10, 2015.

Series 7 allows the holder to purchase one Class A share for $1.50 per share until February 10, 2015 subject to the achievement of certain agreed upon and predefined milestones.

ACASTI PHARMA INC.
Notes to Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2012 and 2011

4.	Share-based payment:

Description of the share-based payment arrangements:

At August 31, 2012 the Corporation has the following share-based payment arrangements:

(a)	Corporation stock-based compensation plan:

The Corporation has established a stock-based compensation plan for administrators, officers, employees and consultants.  The plan provides for the granting of options to purchase Acasti Class A shares. The exercise price of the stock options granted under this plan is not lower than the closing price of the shares listed on the eve of the grant.  Under this plan, the maximum number of options that can be issued equaled the lower of 1,530,000 or 10% of Acasti Class A shares held by public shareholders, as approved annually by such shareholders.  On March 21, 2011, the Corporation’s Board of Directors amended the incentive stock options plan (the “Plan”). The amendments to the Plan were approved by the shareholders on June 22, 2011.  The main modification to the Plan consists of an increase in the number of shares reserved for issuance of incentive stock options under the Plan to 6,443,444.  On June 21, 2012, the Corporation’s shareholders approved the renewal of the Corporation stock option plan, under which the maximum number of options that can be issued is 7,269,379, corresponding to 10% of the shares outstanding as of the date of shareholders’ approval.  The terms and conditions for acquiring and exercising options are set by the Corporation’s Board of Directors, subject, among others, to the following limitations: the term of the options cannot exceed ten years and every stock option granted under the stock option plan will be subject to conditions no less restrictive than a minimal vesting period of 18 months, a gradual and equal acquisition of vesting rights at least on a quarterly basis.  The total number of shares issued to a single person cannot exceed 5% of the Corporation’s total issued and outstanding shares, with the maximum being 2% for any one consultant.

The number and weighted average exercise prices of share options are as follows:

	Six-month period ended August 31, 2012		Six-month period ended August 31, 2011
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options

Outstanding at beginning of period	$1.15	3,347,500	$0.25	800,000
Exercised	0.68	(20,000)	0.25	(25,000)
Granted	2.10	2,155,000	1.41	2,485,000
Outstanding at end of period	$1.53	5,482,500	$1.14	3,260,000

Exercisable at end of period	$0.95	1,776,333	$0.25	557,500

ACASTI PHARMA INC.
Notes to Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2012 and 2011

4.	Share-based payment (continued):

(a)	Corporation stock-based compensation plan (continued):

The fair value of options granted has been estimated according to the Black-Scholes option pricing model and based on the weighted average of the following assumptions for options granted during the six-month periods ended:

	Six-month period ended August 31, 2012	Six-month period ended August 31, 2011

Dividend	–	–
Risk-free interest	1.34%	1.89%
Estimated life	4.19 years	3.98 years
Expected volatility	70.52%	76.18%

The weighted average of the fair value of the options granted to employees during the six-month period is $1.13 (2011 - $0.78).  The weighted average of the fair value of the options granted to non-employees during the six-month period is $0.90 (2011 - $0.73).

For the six-month period ended August 31, 2012, the Corporation recognized stock-based compensation under this plan in the amount of $528,030 (2011 - $163,455).

(b)	Neptune stock-based compensation plan:

Neptune maintains various stock-based compensation plans for the benefit of administrators, officers, employees, and consultants that provide services to its consolidated group, including the Corporation.  The Corporation records as stock-based compensation expense a portion of the expense being recorded by Neptune that is commensurate to the fraction of overall services that the grantees provide directly to the Corporation.

(i)	Neptune stock options:

For the six-month period ended August 31, 2012, the Corporation recognized stock-based compensation related to the Neptune plans in the amount of $404,165 (2011 - $198,800).

(ii)	Neptune-owned NeuroBioPharm Inc. warrants:

For the six-month period ended August 31, 2012, the Corporation recognized stock-based compensation related to this plan in the amount of $14,267 (2011 - $24,193).

(iii)	Neptune-owned Acasti warrants:

For the six-month period ended August 31, 2012, the Corporation recognized stock-based compensation related to this plan in the amount of $106,172 (2011 - $61,294).

5.	Commitments:

License agreement:

The Corporation is committed under a license agreement to pay Neptune until the expiration of Neptune’s patents on licensed intellectual property, a royalty equal to the greater of the minimum royalty payments and the sum of (a) in relation to sales of products in the licensed field, the greater of: (i) 7.5% of net sales, and (ii) 15% of the Corporation’s gross margin; and (b) 20% of revenues from sub-licenses granted by the Corporation to third parties. Minimum royalty payments are as follows: year 1 - nil; year 2 - $50,000; year 3 - $200,000; year 4 - $300,000; year 5 - $900,000, and year 6 and thereafter - $1,000,000. Minimum royalties are based on contract years based on the effective date of the agreement, August 7, 2008.  After the expiration of Neptune’s patents on licensed intellectual property in 2022, the license agreement will automatically renew for an additional 15 years, during which period royalties will be determined to be equal to half of those calculated with the above formula.

ACASTI PHARMA INC.
Notes to Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2012 and 2011

5.	Commitments (continued):

License agreement (continued):

The Corporation has the option to pay future royalties in advance, in cash or in kind, in whole or in part, based on an established economic model contained in the license agreement.

The Corporation can also abandon its rights under all or part of the license agreement and consequently remove itself from the obligation to pay all or part of the minimum royalties by paying a penalty equal to half of the next year’s minimum royalties.

In addition, the Corporation is committed to have its products manufactured by Neptune at prices determined according to different cost-plus rates for each of the product categories under the license agreement.

The Corporation’s Board of Directors abandoned the rights to one of the licensed fields, which relieves the Corporation of any further royalty payments related to this licensed field, retroactively to August 7, 2011.  Accordingly, the minimum royalty payments are as follows: year 4 - $225,000; year 5 - $700,000, and year 6 and thereafter - $750,000.

Research and development agreements:

In the normal course of business, the Corporation has signed agreements with various partners and suppliers for them to execute research projects and to produce and market certain products.  The Corporation has reserved certain rights relating to these projects.

The Corporation initiated many research and development projects that will be conducted over a 12 to 24 month period for a total initial cost of $4,105,000, partially paid to date.  As at August 31, 2012, an amount of $383,000 is included in ''Trade and other payables'' in relation to these projects.

6.	Related parties:

During the three-month and six-month periods ended August 31, 2012 and 2011, the Corporation was charged by Neptune for certain costs incurred by Neptune for the benefit of the Corporation and for royalties, as follows:

	Three-month period ended	Three-month period ended	Six-month period ended	Six-month period ended
	August 31, 2012	August 31, 2011	August 31, 2012	August 31, 2011

Administrative costs	$294,240	$283,353	$583,593	$407,794
Research and development costs, before tax credits	164,650	319,932	352,458	419,621
Royalties (note 5)	75,439	57,806	103,220	108,218
	$534,329	$661,091	$1,039,271	$935,633

Where Neptune incurs specific incremental costs for the benefit of the Corporation, it charges those amounts directly. Costs that benefit more than one entity of the Neptune group are being charged by allocating a fraction of costs incurred by Neptune that is commensurate to the estimated fraction of services or benefits received by each entity for those items.

These charges do not represent all charges incurred by Neptune that may have benefited the Corporation, because, amongst others, Neptune does not allocate certain common office expenses and does not charge interest on indebtedness.  Also, these charges do not necessarily represent the cost that the Corporation would otherwise need to incur should it not receive these services or benefits through the shared resources of Neptune or receive financing from Neptune.

Revenue from research contracts:

The Corporation charged Neptune and a corporation under common control for research and development work performed for their benefit in the amount of $29,920 and $3,068, respectively, during the three-month period ended August 31, 2011, and $92,703 and $23,263, respectively, during the six-month period ended August 31, 2011 (2012 - nil). These transactions are in the normal course of operations.

ACASTI PHARMA INC.
Notes to Interim Financial Statements, Continued
(Unaudited)

Three-month and six-month periods ended August 31, 2012 and 2011

6.	Related parties (continued):

Payable to parent corporation:

Payable to parent corporation has no specified maturity date for payment or reimbursement and does not bear interest.

Key management personnel compensation:

The key management personnel of the Corporation are the members of the Board of Directors and certain officers.  They control 3% of the voting shares of the Corporation.

Key management personnel compensation includes the following for the three-month and six-month periods ended August 31, 2012 and 2011:

	Three-month period ended	Three-month period ended	Six-month period ended	Six-month period ended
	August 31, 2012	August 31, 2011	August 31, 2012	August 31, 2011

Short term employee benefits	$217,686	$179,760	$435,372	$359,520
Share based compensation costs	418,348	277,631	594,720	288,122

	$636,034	$457,391	$1,030,092	$647,642

7.	Operating segments:

The Corporation has one reportable operating segment: the development and commercialization of pharmaceutical applications of its licensed rights for cardiovascular diseases.

All of the Corporation’s assets are located in Canada and the United States.

The Corporation’s sales are attributed based on the customer’s area of residence.  All of the sales were made to the United States.